

September 12, 2016

Brian S. Higgins
Vice President
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065

      **Re:**    **NetSuite Inc.**
               **Schedule 13D filed by Oracle Corporation et al.**
               **Filed August 12, 2016**
               **File No. 005-83718**

Dear Mr. Higgins:

      We have limited our review of the above-captioned filing to those issues we have addressed in our comments.

<u>General</u>

1. The Schedule 13D includes a Tender and Support Agreement executed on July 28, 2016. We note that July 28, 2016 also was identified on the cover page of the Schedule 13D as the date of the event that required such filing. The filing was not made within ten calendar days of the acquisition of a reportable level of beneficial ownership as required by Section 13(d)(1) and Rule 13d-1(a). Please confirm that future beneficial ownership reports filed by the filing persons will be timely made in accordance with the deadlines set forth in the federal securities law regulatory provisions, including any amendments to the above-captioned filing made pursuant to Section 13(d)(2) and Rule 13d-2(a).

2. Footnotes 1-3 state that Oracle disclaims beneficial ownership of the shares covered by the cited tender agreement and the shares beneficially owned by "an independent director of Oracle through family trusts." Please provide us with the legal basis for disclaiming beneficial ownership in apparent reliance on Rule 13d-4 in light of the irrevocable proxy granted pursuant to Section 2.02 of Article 2 in the Tender and Support Agreement. Refer to *In re* Douglas A. Kass, Exchange Act Release No. 31046 (August 17, 1992). Alternatively, please amend the Schedule 13D to remove the implication that beneficial ownership may be lawfully disclaimed in this context.

3. We note that Mr. Ellison is only included as an authorized signatory in the version of the above-referenced agreement filed under cover of Schedule 13D. Please reconcile the differing signature pages of the Tender and Support Agreement filed as Exhibit 2.2 to the Schedule 13D and the version of even date filed as Exhibit (e)(5) to Schedule 14D-9.

4. In light of the approximate 43% of the subject class of NetSuite common stock reported as being beneficially owned by the persons filing the above-captioned Schedule 13D, advise us what consideration has been given to the application of Exchange Act Section 16 and corresponding Rules 16a-2 and 16a-3 thereunder.

You may contact Jennifer López, Attorney Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc:     James Griffin and Keith Flaum